

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2014

Via E-Mail
Keith R. Dunleavy, M.D.
Chief Executive Officer and Chairman
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716

> **Re: Inovalon Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 15, 2014**
> **CIK No. 0001619954**

Dear Dr. Dunleavy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated December 5, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

Our Company, page 1

1.   We note your revised disclosure in response to prior comment 4. Please also include similar disclosure in your discussion of historical revenues in this section.

Summary Consolidated Financial and Other Data, page 15

2.   Please expand footnote 5 on page 17 to explain how you define "analytical processes."
       To the extent that there is no commonly accepted method of calculating this measure and
       the corresponding metric "Patient Analytics Months" in your industry, please provide
       clear disclosure stating so. Refer to Release No. 33-8350.

Reconciliation of Net Income to Adjusted EBITDA, pages 17 and 49

3.   We refer to your response to prior comment 3. We note that characterizing as "non-
       comparable," for what appear to be certain non-recurring costs that do not meet those
       criteria under Item 10(e) of Regulation S-K and the Division of Corporation Finance
       Non-GAAP Financial Measures Compliance & Disclosure Interpretations Question
       102.03 is prohibited. In this regard please respond to our prior comment 3 to support the
       basis under Item 10(e) of Regulation S-K for your exclusion and characterization of these
       costs as "non-comparable items."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Client and Analytical Process Count Growth, page 53

4.   We note your response to prior comment 5 where you explain that differences in fees
       charged for different analytical packages and differences in how analytics trigger the
       applicability of intervention platforms may result in analytical activity not always being
       reflected in your revenues. Please expand to disclose any significant historical
       differences you have experienced in this regard in the financial periods presented, and
       identify and explain the underlying driving factors.

Business

Our Clients, page 106

5.   We have reviewed your response to prior comment 6 and we are unable to concur with
       your assertion that the names of your 10% or greater customers for the most recently
       completed fiscal year are not necessary to an understanding of your business as a whole
       and are not required to be disclosed, notwithstanding your assertions with regard to the
       nine-months ended September 30, 2014. Among other factors, we specifically note the
       related risk factor on page 19. We therefore reissue our comment. In your next
       amendment, please disclose the names of your customers accounting for 10% or more of
       your revenues for the most recently completed fiscal year. In addition, to the extent
       known, tell us whether you expect these or any other customers to account for 10% or
       more of your revenues for the fiscal year ended December 31, 2014.

Notes to Consolidated Financial Statements

Note 10. Stockholders' Equity (Deficit), page F-27

6.   We refer to prior comment response 9. Please explain and clarify what you mean by the characterization of the $156.96 per-share fair value for the September 2014 repurchase as an "undiscounted" fair value. Also explain how you evaluated the differing impact of the 20% minority interest discount to arrive at a $113.01 fair value add back to arrive at a $135 share value. We note the percentage effect would necessarily differ as the factors differ in applying the 20%.

7.   You refer in your response to discussion of the $156.96 undiscounted per share fair value located on page 74 of the filing. However we do not note that amount disclosed in the most recent Confidential Draft submission of December 15, 2014. Please advise.

8.   In regards to the multiple of common stock fair value increase between the June 30 to the September 30, 2014 share valuations please clarify how you evaluated this run up in apparent value of the company from approximately $977 million at June 30, 2014 to approximately $2.7 billion at September 30, 2014. For example, it is not clear from your existing disclosure or your response how the results of the company or other factors over that period, and as well from prior periods, caused such a significant increase in fair value. For the various factors contributing to the increase please provide comparative analysis of each of the factors, assumptions, estimates, methods, comparable companies and other information that changed over the two valuation points, June 30 and September 30, 2014. Please revise your disclosure accordingly to the extent such information would be material to investor understanding of the increase.

9.   In view of this significant increase in the common stock fair value over the periods June 30 to September 30, 2014 tell us what consideration you gave to reevaluating prior common stock fair values over the reported periods in the filing.

10.   Explain how you evaluated the guidance in ASC 505-30-30-2 in allocating the repurchase price to other elements since the September 2014 treasury share repurchases were at a price significantly in excess of the June 30, 2014 valuation used as fair value through August 2014.   Please provide us with the specific dates for the August 2014 option grants and the September 2014 offer to repurchase B shares.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Craig D. Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Craig D. Wilson *for*

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        David P. Slotkin, Morrison & Foerster LLP
        Justin R. Salon, Morrison & Foerster LLP